EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Earnings:
Pretax loss from continuing operations	(72,658)	(92,924)	(88,258)	(60,962)	(1,439)	(323)
Add:
Fixed charges	574	316	719	561	159	289

Total Earnings	(72,084)	(92,608)	(87,539)	(60,401)	(1,280)	(34)

Fixed Charges:
Interest expensed	561	278	661	475	79	197
Estimate of interest expense within rental expense	13	38	58	86	80	92

Total Fixed Charges	574	316	719	561	159	289

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(72,658)	(92,924)	(88,258)	(60,962)	(1,439)	(323)